DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02025481

NO ACT
P.E 1-4-02
1-00644

March 8, 2002

Act 1934
Section
Rule 14A-8
Public
Availability 3/8/2002

Peter J. Romeo
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

Re: Colgate-Palmolive Company
Incoming letter dated January 4, 2002

Dear Mr. Romeo:

This is in response to your letter dated January 4, 2002 concerning the shareholder proposal submitted to Colgate-Palmolive by Nick Rossi. We also have received a letter on the proponent's behalf dated January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

HOGAN & HARTSON
L.L.P.

Rule 14a-8(i)(3)

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

PETER J. ROMEO
PARTNER
(202) 637-5805
PJROMEO@HHLAW.COM

January 4, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Colgate-Palmolive Company/Exclusion From Proxy Materials of Shareholder Proposal Concerning Poison Pills

Ladies and Gentlemen:

On behalf of Colgate-Palmolive Company, a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of shareholders (the "Annual Meeting") a shareholder proposal (the "Proposal") submitted by Nick Rossi (the "Proponent"). The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 28, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, we believe that the Proposal and its supporting statement contain false and misleading statements and therefore may be excluded from the Company's Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3).

BACKGROUND AND PROPOSAL

Proponent submitted the Proposal by letter dated November 5, 2001, a copy of which is attached hereto as **Exhibit A**. Proponent's letter contained the following proposal for shareholder consideration at the Annual Meeting:

BRUSSELS BUDAPEST* LONDON MOSCOW PARIS* PRAGUE* WARSAW
BALTIMORE, MD BOULDER, CO COLORADO SPRINGS, CO DENVER, CO LOS ANGELES, CA McLEAN, VA NEW YORK, NY
Affiliated Office

"Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

GROUNDS FOR EXCLUSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 permits companies to exclude from their proxy statements certain types of proposals for substantive reasons. One type of proposal that can be excluded from a company's proxy statement is a proposal that is false and misleading. Specifically, Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the following portions of the Proposal's supporting statements are false and misleading, and therefore intends to omit the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

In the second paragraph of the Proponent's supporting statement, the Proponent states "A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits." Although the Proponent refers to the source of this information as the Office of the Chief Economist of the Securities and Exchange Commission, by referring to the 1986 study as one by the "Securities and Exchange Commission," the Proponent's statement misleadingly suggests that the findings of the 1986 study are those of the Commission itself, and not merely those of the Office of the Chief Economist. The 1986 study states clearly on its cover, "The views expressed herein are those of the Office of the Chief Economist only. The Commission has expressed no view on this study." Thus, Proponent's reference to the 1986 study as one by the Securities and Exchange Commission is misleading. *See Avondale Industries, Inc.* (February 28, 1995) (requiring amendment of a reference to the 1986 study to clarify that the "Office of the Chief Economist of the Securities and Exchange Commission" and not merely the "Securities and Exchange Commission" issued the study); *Star Banc Corp.* (February 16, 1995) (requiring an amendment to a reference to the 1986 study to clarify that the study was issued by the Office of the Chief Economist of the Securities and Exchange Commission, not by the Securities

and Exchange Commission); *cf Supervalu Inc.* (March 11, 1994) (permitting a reference to the 1986 study where the reference clearly stated that the study was "by the Office of the Chief Economist of the U.S. Securities and Exchange Commission").

Moreover, the reference to the 1986 study is false and misleading because it fails to point out that the 1986 study was issued over 15 years ago, and that therefore its relevance in today's market is extremely limited. 1/ Because the 1986 study is out of date, the second paragraph of Proponent's supporting statement, which consists of the statement quoted above and Proponent's reference to the 1986 study, is false and misleading.

In the first bullet point under the third paragraph of the Proponent's supporting statement, under the heading "Additional Support for this Proposal Topic," the Proponent states "Pills adversely affect shareholder value" and cites *Power and Accountability*, Nell Minow and Robert Monks for this proposition. However, on not one of the pages cited in the book's index under the entry for poison pills (copies of which are attached hereto as **Exhibit B**) is there an assertion that poison pills adversely affect shareholder value. To the contrary, on page 52 the authors write: "The evidence to date on the value of pills has been inconclusive. ... Some have suggested that adoption of a pill increases share value; some say the opposite. ... Some [studies] ... suggest that companies with pills generally receive higher takeover premiums than companies without pills; others disagree." Thus, the Proponent's reference to *Power and Accountability* appears to be patently false and misleading, in contravention of Rule 14a-9.

The fourth paragraph of the supporting statement, under the heading "Institutional Investor Support for Shareholder Vote," contains numerous broad, unsupported statements. The paragraph states:

> **Institutional Investor Support for Shareholder Vote**
> Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of

---

1/ We understand that, in two no action letters issued in 1994 and 1995, *Supervalu* and *Star Banc*, the Staff declined to require deletion of references to the 1986 study on the grounds that the 1986 study was out of date. However, we believe that the passage of an additional 7 years since those letters were issued renders the reference to the 1986 study significantly more misleading than it was at that time.

> shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

The Staff has on numerous occasions found statements in support of shareholder proposals to be in violation of Rule 14a-9 where, as here, they are overly broad statements of the Proponent's opinion. *See, e.g., DT Industries, Inc.* (August 10, 2001) (permitting exclusion of statements in support of a shareholder proposal relating to a shareholder rights plan absent recasting of the statements as the proponent's opinion); *Prentiss Properties Trust,* (March 8, 2001) (permitting exclusion of statements in support of a shareholder rights plan proposal absent recasting of the statements as the proponent's opinion); *Lubrizol Corp.,* (February 10, 1999) (permitting exclusion of statements in support of a shareholder proposal relating to poison pills absent recasting of the statements as the proponent's opinion).

Specifically, the second and third sentences of this fourth paragraph contain broad statements of proponent's beliefs presented as facts. Accordingly, these statements are materially false and misleading under Rule 14a-9. Furthermore, the final sentence of this paragraph is also misleading and overbroad. Proponent's statement that "a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders" is similar to a statement that the Staff permitted General Motors to delete from a shareholder proposal in *General Motors Corp.* (March 27, 2001). In that instance, the Staff permitted General Motors to delete the statement that "[t]he right for a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could restrict the rights of shareholders" on the grounds that the statement was false and misleading in contravention of Rule 14a-9. Proponent's statement in support of the Proposal regarding the directors' "unbalanced concentration of power" is similarly misleading, even though it is cast as the Proponent's belief, and should therefore be excludable under Rule 14a-8(i)(3). *See General Motors* (March 27, 2001) (permitting exclusion of the statement regarding directors' "unbalanced concentration of power" without permitting the proponent to recast the statement as proponent's opinion).

We understand that the Staff sometimes permits shareholder proponents to amend portions of a proposal and its supporting statement to avoid having the entire proposal omitted under Rule 14a-8(i)(3). *See Staff Legal Bulletin No. 14* (July 13, 2001). However, as the Staff made clear in Staff Legal Bulletin No. 14, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, ...[the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

The Company believes exclusion of the entire Proposal—without an opportunity to modify the Proposal—is appropriate in this case. As discussed above, the Proposal's supporting statement would require numerous edits to bring it into compliance with Rule 14a-9. Moreover, the proposal has been submitted by a proponent who has substantial experience in submitting proposals under Rule 14a-8. 2/ Mr. Chevedden frequently submits proposals, including on the topic of poison pills, that have required substantial editing in order to bring them into compliance with Rule 14a-9. *See, e.g., General Motors Corp.* (March 27, 2001); *Northrop Grumman Corp.* (February 16, 2001); *Electronic Data Systems Corp.* (March 24, 2000). Where, as here, a proponent is demonstrably familiar with the requirements of Rule 14a-8 and Rule 14a-9, it is especially appropriate to exclude a proposal by that proponent where the proposal does not meet the rules' requirements. *See Staff Legal Bulletin No. 14* (noting that the Staff "spend[s] an increasingly large portion of ...[its] time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance")

Accordingly, the Company believes that the entire Proposal is excludable from the Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 and that Mr. Chevedden should not be permitted an opportunity to amend the Proposal to remedy its defects.

2/ Although nominally submitted by Nick Rossi, the Proposal is the work of John Chevedden, Mr. Rossi's appointed substitute. As the Staff is aware, Mr. Chevedden has substantial experience in submitting proposals under Rule 14a-8 and is well aware of the requirements in particular of Rules 14a-8(i)(3) and 14a-9.

CONCLUSION

For the foregoing reasons, the Company has determined to omit the Proposal from its proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call me at (202) 637-5805 or Suzanne Barr at (202) 637-5846.

Very truly yours,

Peter Romeo

Peter J. Romeo

cc: Mr. Jules P. Kaufman, Esq.
Mr. Nick Rossi
Mr. John Chevedden

Enclosures: 6 copies of the Proposal
6 copies of this letter

Exhibit A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

FX: 212/310-3263
FX: 212/310-3284
PH: 212/310-2000
Email: investor relations@colpal.com

Mr. Reuben Mark
Chairman, CEO
Colgate-Palmolive Company (CL)
300 Park Avenue
New York, NY 10022

Dear Mr. Mark,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi
Custodian for Victor Rossi
Record Holder
Colgate-Palmolive Company

Nov 5-01
Date

cc:
Andrew D. Hendry
Senior Vice President, General Counsel, Secretary
FX: 212/310-3263

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Exhibit B

POWER AND ACCOUNTABILITY

Robert A.G. Monks
Nell Minow

HarperBusiness
A Division of HarperCollins*Publishers*

International Standard Book Number: 0-88730-512-1

Printed in the United States of America

Library of Congress Cataloging-in-Publication Data

Monks, Robert A.G., 1933–
Power and accountability / Robert A.G. Monks, Nell Minow.
p. cm.
Includes bibliographical references and index.
ISBN 0-88730-512-1
1. Social responsibility of business—United States. 2. Corporate governance—United States. 3. Stockholders—United States.
I. Minow, Nell, 1952– . II. Title.
HD60.5.U5M646 1991
658.4'08–dc20 91-8959
CIP

91 92 93 94 PS/HC 9 8 7 6 5 4 3 2 1

the police could obtain confessions from both prisoners. If the prisoners could have communicated, however, they would have undoubtedly remained silent. Similarly, a shareholder facing a two-tiered tender offer knows that what is best for the group is for all shareholders to turn it down. But with no way to identify—much less communicate with—the other shareholders, the only choice is to try to get in the front of the line for the first tier of the offer.

1,000 Poison Pills

Quite properly, lawyers for corporate management came up with a way to stop two-tier offers. Corporate managers call them "rights plans." Everyone else calls them "poison pills." Nearly 1,000 companies have adopted poison pills,[36] most of them since November 1985, when the Delaware Supreme Court upheld a company's right to adopt a poison pill without shareholder approval in *Moran v. Household International*. The plans generally take the form of rights or warrants issued to shareholders and that are worthless unless triggered by a hostile acquisition attempt. If triggered, pills give shareholders the ability to purchase shares from or sell shares back to the target company (the "flip-in" pill) and/or the potential acquirer (the "flip-over" pill), depending on the circumstances, at a price far out of line with the fair market value. Unfortunately, they not only protect shareholders from coercive tender offers, they also protect managers from shareholders. Even though they are designed as protection and not intended ever to be triggered, the pills are poison, indeed.

The basic function of pills is, simply stated, to confront a hostile purchaser with immediate and unacceptable dilution of the value of his investment. The pill is a "doomsday device," with such potent wealth-destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative. Sir James Goldsmith circumvented the Crown Zellerbach plan by acquiring control through a creeping acquisition. In 1985, Goldsmith ignored the threshold set by Crown Zellerbach's pill and boldly bought enough shares in the conglomerate until he had control. Although the pill made it impossible for him to merge with Crown Zellerbach, he permitted its shareholders to swap their Crown Zellerbach stock for stock in divisions of the conglomerate, thereby dismembering the company.

The remaining chunk was sold to a third company, which operated it as an uncontrolled subsidiary. Thus, no company actually "acquired" Crown Zellerbach, so no purchase rights could be flipped over into an acquiring company.[37] A more recent example is Instron. Management and family members purchased 39 percent and then issued a statement stating that they would collectively resist any change in control. As a result, a shareholder filed suit (the case has since been dismissed) claiming that the directors have acted as a "controlling group" and inadvertently triggered their own pill. Metaphorically, pills have the impact in corporate wars that nuclear weaponry had in the Cold War: they could not be used.

Depending on the type of pill, the triggering event can either transfer a huge amount of wealth out of the target company or dilute the equity holdings of the potential acquirer's preexisting shareholders. In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power—all the board has to do is refuse to redeem the pill—over takeover bids, even if they are in the best interest of target shareholders. The power of redemption is the crucial issue for shareholders. To date, the courts have allowed target company boards great leeway in deciding when a pill must be redeemed, even in the event of bona fide offers. However, the courts indicated there are limits.[38] This is widely believed to be the reason for the 1990 Pennsylvania statute, discussed in Chapter 3, specifically permitting directors to act for nonshareholder constituencies.

Pills have changed form considerably since their inception, in response to court challenges, shareholder complaints, and the development of strategies that have been used successfully in overcoming earlier versions. Currently popular pill plans do not have the strategic shortcomings that were manifested in, for example, the Crown Zellerbach plan.

The widely used flip-over plan gives target shareholders the right to purchase shares of the potential acquirer's common stock at a steep discount to market value, usually 50 percent, should the acquirer attempt a second-stage merger not approved by the target's board. Since the built-in discount would encourage all of the target shareholders to exercise their rights and purchase shares from the acquirer, and since the potential acquirer's shareholders would be prevented from participating, the result would be that the acquirer's preexisting shareholders would find their own equity interests substantially diluted once the pill is triggered and the rights exercised. This is the "poison" in the flip-over plan.

The flip-in plan is often combined with a flip-over plan. Upon the triggering event, rights in a flip-in plan allow target company shareholders to purchase shares of their own company at a steep discount, again usually 50 percent. The right is discriminatory in that the potential acquirer cannot participate. As in the flip-over pill, the potential acquirer is excluded from participating should the flip-in be triggered by a transaction not approved by the target's board. Despite their similarity to discriminatory self-tender offers, flip-in plans have been found to be exempt from Williams Act strictures because they are in the form of a rights plan. The poison in the flip-in is a substantial dilution of the acquirer's position in the target company, which makes the acquisition much more, if not prohibitively, expensive.[39]

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

Managements claim that although the potential for abuse is there, poison pills will not be used against shareholder interests. They say that pill plans are merely designed to ensure shareholders equitable treatment in the event of a takeover bid, specifically, to ensure that two-tier and other coercive acquisitions will not occur. However, effective protection from coercive offers can be obtained through the adoption of a fair price amendment, which provides a far more straightforward protection than does a pill plan, by stipulating equal but not unreasonable treatment for target shareholders. The fair price amendment had been part of the charter of many American corporations. In general terms, this required that a person who acquired a given percentage of a corporation's shares would have to pay a fair price for the balance. With a bit of focus, fair price provisions could

have stopped all two-tier offers. In addition, fair price proposals must be approved by shareholders, which means that management has some incentive to design them to ensure shareholder support.

The evidence to date on the value of pills has been inconclusive. One type of study has examined the price movement of company stock following the adoption of a pill. Some have suggested that adoption of a pill increases share value; some say the opposite.[40] Another set of studies has focused on how pills are used in practice. Some of these suggest that companies with pills generally receive higher takeover premiums than companies without pills; others disagree.[41]

Without voting approval, poison pills constitute not just another, more potent takeover defense, but a fundamental threat to the process of corporate governance. They signal that management is able, unilaterally, to substantially redefine the shareholder-management contract.

Why poison pills? Great Britain, as stated earlier, is the country that most resembles the United States in the pattern of public ownership of its largest corporations (since the denationalization efforts of Margaret Thatcher) and the predominance of institutional investors. The same elements of vulnerability to hostile takeover are present there. But Britain's solution through its Take-Over Code has been very different. An acquirer who reaches the 30 percent threshold level is required to make a cash offer for all the remaining shares, and management is barred from interfering with the ultimate offer being communicated to shareholders, who make the ultimate determination. That this entirely sensible solution was not adopted in America is attributable to two factors: the skill of our corporate lawyers (who, after all, are hired and paid by management, not shareholders) and the vagaries of our federal system.

Lawyer's Poker

Why this solution was not adopted here is another fascinating chapter in the continuing corporate wars. As managements found themselves threatened, they turned to their lawyers and investment bankers for help. Lawyers behaved like businesses and created new and improved products—endorsed as "fair" by investment bankers—to replace last year's model. Takeovers quickly lost the characteristics of business transactions and became the province of lawyers and investment bankers.

Thus, the solutions and the fees charged for their creation soon lost any relationship to traditional patterns. Management came to believe that their very survival depended on hiring the "best" lawyers and the most aggressive bankers and following their advice beyond any limits thought reasonable in the past. T. Boone Pickens, the consummate raider of the 1980s, found himself relying on the omnipotent Manhattan lawyers to complete his run at Cities Service: "The day was the low point in the [Cities Service] deal; I felt helpless. Then I thought of someone who might be able to help and called Joe Flom. . . . We got to his office early Wednesday morning. Joe seemed glad to see us and a bit amused; he seemed to be saying 'What took you so long?'"[42]

What is legal has never been limited to what is right. But at no time in commercial history have the top leaders of American industry been so utterly in the thrall of lawyers that concern for enduring or long-term values simply dropped off the agenda. Survival was the imperative; the lawyers were the indispensable means. The future would take care of itself.

Who the "best" lawyers are is no secret; they are very well known. Within the top ranks of corporate America their names are household words. It is genuinely noteworthy for a handful of rather scholarly professionals to acquire the level of influence over a wide spectrum of the country's business as was achieved by Manhattan takeover specialists in the 1980s.

We should pause to meet three of them who were on everybody's list: Joseph Flom of Skadden, Arps, Slate, Meager & Flom; Martin Lipton of Wachtell, Lipton, Rosen & Katz; and Arthur Fleischer of Fried, Frank, Harris, Shriver & Jacobson. On first examination this is an unlikely trio to control corporate America. At the start of the 1980s, they were all respected and their firms were solid, but they were not the "cream of the corporate bar," this distinction being reserved to the old-line firms of Sullivan & Cromwell; Cravath, Swaine & Moore; and Davis, Polk, & Wardwell. Although the three individuals had some promotional skills, they were scholarly rather than flamboyant. Fleischer had worked at the SEC and was the author of a widely respected treatise, and Lipton authored a case book and published law review articles; but there was something special about Flom.

The ascetic-appearing Harvard Law School graduate accomplished nothing less than total revolution in the legal community. So great was

his reputation and expertise that American corporations by the hundreds had his firm on retainer simply to ensure that he would not be involved on the other side. When Flom started to practice law, a large firm had 100 lawyers and a single office. At the peak of his career he had managed to build a multinational firm with nearly 1,000 lawyers. Lipton kept his firm substantially smaller, but year after year it achieved the highest earnings per partner of all firms, averaging over $1 million for each of the 46 partners.

These were bold, imaginative, and ingenious people; their capital was in developing new weapons and defenses in the frenzied pace of the corporate wars. They worked hard, prompting Lipton to conclude that if they were smarter than investment bankers and worked harder, they should be paid as well. His $20 million fee in the Philip Morris–Kraft merger for two weeks' work established a new sense of the "value" of lawyers to corporate America.[43] As time passes, one can question whether this kind of expense is metaphor for the increasing noncompetitiveness of American industry or for the decline in the reputation of lawyers. It was a rare major transaction that did not involve these three—Flom for the attack in later years, Lipton for the defense. Fleischer probably most of all gave the impression of "fairness," of a wider view, of a traditional role as counsellor.

Flom v. Lipton

The formal law reports say that the "poison pill" was first upheld by the Delaware Chancery and Supreme courts in the case of *Moran v. Household*.[44] The case would more appropriately have been called *Flom v. Lipton*. This time Marty Lipton won, and it was a very significant victory: it resulted in the adoption of poison pills by almost all major American corporations within a very few years, and, more important, it was another significant blow to the few remaining rights of shareholders.

John A. Moran was a partner in the firm of Dyson, Kissner & Moran, which very quietly and very effectively had been doing leveraged buyouts, takeovers, and reorganizations for 30 years. It is hard to imagine people less likely to involve themselves in such a public brouhaha as a major lawsuit. Dyson had been a partner in one of the Big Seven accounting firms, and Kissner, first in his class at Harvard, had a world-famous collection of rare books. Over the years, they had bought and

reorganized literally hundreds of American corporations, becoming in the process among the richest of Americans, even if virtually unknown. Their only moment in the spotlight was when Charlie Dyson managed to make Nixon's "enemies list" by providing office space to former Democratic National Chairman Larry O'Brien on the strength of their sons' having served together in Vietnam.

DKM had merged one of its significant industrial groups into Household, thereby becoming its largest shareholder. John Moran, as director, was also the owner of many millions of dollars of the corporation's equity. Having successfully made deals all his life, it was second nature for John Moran to approach the management about a leveraged buyout of Household. Management preferred independence to well-paid service in the DKM empire. The Household board retained Marty Lipton's firm and, Moran dissenting, adopted a poison pill.

The board declined to consider a fair price amendment out of concern that they may not get shareholder approval. Part of the appeal of the pill was that it could be adopted without the requirement at any time of shareholder approval. Joe Flom argued eloquently:

> The underpinning for the Plan and the board's adoption of it was the belief, articulated by director Whitehead, that directors are better able than stockholders to decide whether an offer is fair and should be accepted. On that basis he, and the other directors, justified removing the decision from the owners of the shares and granting it to themselves. If such a fundamental right of personal property can be arrogated simply because the professional managers believe in good faith that they can better exercise it, is any stockholder right immune from seizure? More than 50 percent of Household's shares are held by institutions who are themselves fiduciary holders. On what basis do the Household directors claim to be more capable of deciding at what price to sell shares than these investment professionals? If it is in the interests of Household's stockholders to have their directors decide whether a tender offer is acceptable, why have the directors been unwilling to ask the stockholders for this power?[45]

The Delaware court knew what was at stake and chose to ignore it.[46] This decision thus holds that management, having a choice between equally effective mechanisms to deal with the problems of "coercive offers," may choose the one carrying no legal requirement to seek approval

by shareholders, and that the board of directors is the ultimate decider as to whether a corporation is to be sold.

This was the first of many steps that would result by the end of the 1980s in shareholders having virtually no capacity for involvement in the important questions regarding the long-term direction of their corporation. This case illuminates the way that management, with control over the corporate pocketbook and professional relationships, has the ability to advance its own interests, even when they conflict with those of the owners. Management's agenda over the rest of the decade has been the successive denial to shareholders of even their minimal traditional rights—to elect the full board at the annual meeting, to call special meetings of shareholders, to act by referendum between meetings, to vote without revealing their identity, and even to freely transfer their shares to a willing buyer at a mutually agreeable price.

It has become clear that courts will not protect shareholder rights or values. One of the reasons may well be frustration with the automaton character of the risk-averse institutional investor and its resulting tendency of putting all corporations up for sale. During the oral argument of the Time-Warner case (broadcast live on CNN), the judges asked what percentage of stock was held by institutional shareholders. Possibly, the development of a class of genuinely long-term holders who do not "shirk" their responsibility might give judges a different perspective. But, as discussed in Chapter 3, through ignoring or even denying the self-interested nature of many management decisions, courts have broadened the deference given to boards and officers under the "business judgment rule," producing increasingly grotesque results.

Certainly, courts should not second-guess the business judgment of managers and directors, any more than shareholders should—unless those making the decision in question have conflicts of interest that provide a real or apparent impediment to their acting as fiduciaries for shareholders.

The Delaware Factor and the Polaroid ESOP

The "Delaware factor"—the commitment of Delaware to being a hospitable forum for major corporation managements—explains the otherwise incomprehensible chancery court approval of the Polaroid employee stock option plan (ESOP). The Roy Disney organization,

This was a close case. Although it was not an easy case to decide—two justices dissented, finding the directors' actions reasonable—*Van Gorkom* became the litmus test for directors' duty.

The primary impact of the *Van Gorkom* case has been on the process for arriving at decisions, not on the substance of the decisions themselves. Courts have been very careful not to substitute their business judgment for that of boards. The result is a kind of corporate Miranda warning. However, the warning has little meaning, with routine checklists considered just to make a strong record for the court, rather than for any substantive purpose. And sometimes the record does not even need to be very strong, as in the Time-Warner case, where all the steps taken to establish due care and deliberation were taken in consideration of a deal that was different in every major respect (except management compensation) from the deal that went through.

In the *Unocal* case,[48] the court said that the "omnipresent specter" that a board would act to protect its own interests when faced with a takeover offer, would subject those actions to special scrutiny.

Directors have to show "good faith and reasonable investigation" before they can be protected by the business judgment rule. They also have to show that, unlike the actions of the Trans Union directors, their decisions were "informed." The decisions must also meet another test: They must be "reasonable in relation to the threat posed."[49] Directors are not supposed to use an atom bomb to fight a squirt gun; if they do, it has to be assumed that their primary interest is their own job security.

When Revlon adopted a poison pill in reaction to Pantry Pride's offer of $45 a share, that was "reasonable in relation to the threat posed."[50] When Pantry Pride increased its offer to $53, the defensive measures were no longer reasonable. At that point, according to the court, "it became apparent to all that the break-up of the company was inevitable" and "the directors' role changed from defenders of the corporate bastion to auctioneers charged with getting the best price for the stockholders at a sale of the company."[51] Granting favorable treatment to a white knight whose offer was only $1 per share more than Pantry Pride's was wrong. "[T]he directors cannot fulfill their enhanced *Unocal* duties by playing favorites with the contending factions. Market forces must be allowed to operate freely to bring the target's shareholders the best price available for their equity."[52]

Most of these cases have been decided by the Delaware courts because most big companies are incorporated there. Some other courts have

addressed the business judgment rule, holding, for example, that issuing a block of stock to an ESOP and a wholly controlled subsidiary, just to avoid a takeover, violates the duty of loyalty.[53] But, in general, Delaware has a lock on the Fortune 500, and when it seemed that decisions limiting the protection of the business judgment rule might lead companies to incorporate elsewhere, the Delaware courts began to back off.

Did We Say Marketplace? The Death of the Duty of Care

The first relaxation of a director's duties as defined by *Revlon*, *Unocal*, and *Moran* came in 1989 with *Barkan v. Amsted Industries*.[54] In that case, the purchase of a block of stock by an investor led management to consider defensive actions. It adopted a poison pill and then decided that its best alternative was a management-led leveraged buyout involving an ESOP. After creating the ESOP, it convened a special committee. The court found that "although the Special Committee was given the power to evaluate the fairness of any acquisition proposal made by a third party, the Committee was instructed not to engage in an active search for alternatives to an MBO."[55] The company then terminated its pension funds, except those covering employees subject to collective bargaining agreements, so that it could use the $75 million surplus. The ESOP trustees and members of senior management then submitted an MBO proposal, which was challenged in four separate lawsuits. After some negotiation, the board accepted the MBO offer, which was later revised upward in settlement negotiations. The court found that "although difficult questions were raised by the course of events leading to the settlement, the settlement was fundamentally fair."[56]

Amsted attempted to define a director's duty of care in an auction involving only one bidder. But just because someone puts a price on a company does not mean that is the best price. How and to what extent must directors pursue the best price in the absence of other bidders? Since no bidder wants a company to be free to pursue other bids, a fundamental conflict will arise between the acquirer—who wants to close the deal as quickly as possible, and the target, whose fiduciary duties require it to take the highest bid over a certain period of time. Thus, an acquirer will attempt to engage the target in a "no shop" clause, preventing the directors from actively seeking other bids.

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Since the GTE special meeting of shareholders will be held on December 24th, time is of the essence. I would, therefore, very much appreciate your expedited action on this matter.

I welcome your thoughts and encourage your support in our joint goal to continue to improve the economic environment in which we all work and live. If you have any questions, please do not hesitate to telephone me at 203-965-2103.

Sincerely yours,
Theodore F. Brophy
Chairman of the Board

Source: James E. Heard and Howard D. Sherman, "Conflicts of Interest in the Proxy Voting System," Investor Responsibility Research Center, 1987, Washington, D.C., pp. 99-100.

Those companies responded to the first wave of corporate governance resolutions sponsored by institutional investors by putting pressure on someone higher than the money managers and bank trust departments; this time the pressure was put on their fellow CEOs. The shareholder resolutions that sparked this response concerned the adoption of poison pills; the resolutions either asked that they be rescinded or asked that they be put to a shareholder vote. Even if these resolutions received majority votes, they would still be nonbinding, and advisory only.

Nevertheless, some of the CEOs of companies that received these resolutions from shareholders wrote letters to other CEOs encouraging them to make sure their pension funds shares were voted against the resolution, suggesting something like: "You support me on this one, pal, and I'll support you when it gets to be your turn." Some of the letters included the implication that a vote against these proposals would be in the interest of shareholders/plan participants and therefore consistent with the fiduciary duty imposed by ERISA. International Paper's letter, however, did not even bother with that.

The Labor Department responded on February 23, 1988, with a widely released letter to Avon formally adopting what had been the consistent policy of the department since the passage of ERISA: ownership powers, including proxy voting, because they have economic value, are an asset of the plan and are therefore subject to the same standards as the other assets. This was followed by a series of increasingly focused statements

ing, which turned into a lengthy question-and-answer session regarding GM's commitment to social issues. Although neither proposal gained 3 percent of the vote, GM went on to create a public policy committee and a special committee of scientists to monitor the corporation's effect on the environment; it also appointed an air pollution expert and its first black director to the board. The project deemed Campaign GM enough of a success to launch Round two the following year, which focused lobbying on the 20 largest institutional investors, rather than the relatively small holdings of universities that were the target of the 1970 campaign. Round two, however, was not as successful, perhaps because GM had taken steps following Round one.

Although institutional investors began with social policy proposals, the takeovers of the 1980s and the defensive actions they prompted raised concerns about the impact on share value. They were too big to follow the traditional Wall Street rule—a sale of that size could itself depress share value. And these questions went beyond disagreement with a particular management; nearly 1,000 companies adopted poison pills without shareholder approval, and no one could sell out of all of them.

In 1987, institutional investors submitted their first governance-related shareholder proposals. These proposals, many calling for poison pills (called "rights plans" by management) to be put to a shareholder vote, received substantial support—from around 25 to 30 percent. The following year, two of these resolutions received majority votes, both at companies where a contest for director seats and attendant full-scale proxy solicitation provided the momentum.[51]

In 1989, institutional shareholders joined with a large individual shareholder (and with ISS) to mount a successful full-scale proxy fight over corporate governance issues. North American Partners, the California Public School Employees' Retirement System, the Pennsylvania Public School Employees' Retirement System, and ISS cleared proxy materials through the SEC. We circulated our own proxy card, asking shareholders to join us in opposing two items submitted for management approval by shareholders. The issue was not control of the company; there was no contest for seats on the board. The issue was two proposals by management—one to classify Honeywell's board so that only one-third of the directors would be up for re-election each year, and one to eliminate the right of the shareholders to act by written consent, so that they would not be able to take action at any time other than the annual meeting.

1. Compensation to officers—Comprising salaries, bonuses, options to buy stock.
2. Expansion of the business—Involving the right to larger salaries, and the acquisition of more power and prestige by the officers.
3. Payment of dividends—Should the money earned remain under the control of the management, or pass into the hands of the stockholders?
4. Continuance of the stockholders' investment in the company—Should the business continue as before, although unprofitable, or should part of the capital be withdrawn, or should it be wound up completely?[11]

We would add that governance must concern itself with preserving the full integrity—and value—of the characteristics of ownership appurtenant to shares of common stock. For example, the right to vote may be diluted by a classified board or by dual-class capitalization, and the right to transfer the stock to a willing buyer at a mutually agreeable price may be abrogated by the adoption of a poison pill. These kinds of issues, not contemplated at the time of Graham and Dodd's first edition, can also present conflicts of interest, as shareholders are interested in accountability and officers and directors are interested in protecting themselves.

This agenda says much about the powers, responsibilities, and intended relationship among shareholders, directors, and officers. It contemplates the restoration to owners of the power to make the critical decisions about a corporation, to resolve the conflicts of interest inherent in the corporate form of organization, and to be the source of nominations for director. The way for shareholders to affect corporations is through election and monitoring of appropriate individuals as directors. The fiduciary shareholder, in voting to elect directors, can hardly be said to be acting "prudently" by empowering a board that would dilute the ownership standards of the trustees themselves.

The Shareholder Agenda for Corporate Crime

The issue of corporate crime deserves separate consideration. Like the issues just discussed, it is one where shareholders and managers have a conflict of interest. One can argue that limited liability is conferred on shareholders on the express condition that the corporation not create

22. Pension plans in the aggregate own some 25 percent of all publicly held equity in U.S. companies (William Taylor, "Can Big Owners Make a Big Difference?" *Harvard Business Review*, September/October 1990, p. 5). Of this equity held in pension funds, two-thirds is in defined benefit plans.
23. Daniel Fischel and John H. Langbein, "ERISA's Fundamental Contradiction: The Exclusive Benefit Rule," *University of Chicago Law Review*, 55(4), September 1988, pp. 1105–1160.
24. John Brooks, *The Go-Go Years*, Weybright and Talley, New York, 1973, p. 155.
25. *Ibid.*, p. 181.
26. Edward Jay Epstein, *Who Owns the Corporation? Management vs. Shareholders*, Priority Press, New York, 1986, pp. 24–25.
27. Paul Zane Pilzer and Robert Deitz, *Other People's Money: The Inside Story of the S&L Mess*, Simon & Schuster, New York, 1989, p. 146.
28. In another sense, in terms of the role that the money played in the corporation, he turned stock into a bond. Thus, another of Milken's accomplishments was removing the limits imposed by accountability to shareholders. The investors in junk bonds were providing the kind of capital usually provided by stockholders, but they had none of a stockholder's ownership rights.
29. The Department of Labor in 1985 issued a release permitting incentive compensation in limited cases.
30. Randall Smith, John J. Kelle, and John R. Wilke, "AT&T Launches $6.12 Billion Cash Offer for NCR After Rejection of Its Stock Bid," *Wall Street Journal*, December 6, 1990, p. A3.
31. Doug Carroll, "UAL a Year Later: Still Up in Air," *USA Today*, October 9, 1990, p. 8B.
32. W. Michael Blumenthal, "How to Tell Good LBOs from Bad," *Washington Post*, January 1, 1989, p. B4.
33. One particularly heinous raider tactic was the "Saturday Night Special," whereby a raider would get agreements to purchase 51 percent of the stock and buy it all on a Saturday night. When the market opened on Monday, the deal was over. The Williams Act of 1968 put a stop to this tactic and "leveled the playing field."
34. Efficient market theorists argue that the initial offer for 51 percent would have to contain such a premium as to make the ultimate "blended" price a fair market value.
35. For discussion of the prisoner's dilemma, see Robert Axelrod, *The Evolution of Cooperation*, Basic Books, New York, 1984.
36. Ray C. Smith, *The Money Wars*, Dutton, New York, 1990, p. 145. See also "Majority of Large Corporations Have Adopted Poison Pills, IRRC Finds," *BNA Securities Regulation & Law Report*, 22(47), November 30, 1990, p. 1659.
37. Epstein, *Who Owns the Corporation?* p. 33.
38. See *Grand Metropolitan PLC v. Pillsbury*, 558 A. 2d 1049 (Del. 1049).
39. A third type of pill, the voting rights plan, hinges on the dilution of the acquirer's voting rights rather than financial dilution. Under this type of plan, should the acquirer trigger the pill, the target shareholders would receive supervoting rights for each share of stock they held, while the acquirer's would be nullified. Few companies have adopted this sort of pill, however, since Asarco's voting rights plan was struck down by the New Jersey courts in *Asarco, Inc. v. M.R.H. Holmes à Court*, 611 F. Supp. 468 (D.N.J. 1985).

40. See, for example: Analysis Group, Inc., *The Effects of Poison Pills on Shareholders: A Synthesis of Recent Evidence*, Belmont, Mass., November 4, 1988; Office of the Chief Economist, Securitities and Exchange Commission, *The Economics of Poison Pills*, March 5, 1986; Office of the Chief Economist, Securities and Exchange Commission, *The Effect of Poison Pills on the Wealth of Target Shareholders*, October 23, 1986; Michael Ryngaert, "The Effect of Poison Pill Securities on Shareholder Wealth," *Journal of Financial Economics*, 20, 1988, pp. 377–417; and Nancy Sheridan, *Impact of Stockholder Rights Plan on Stock Price*, Kidder, Peabody & Co., New York, June 15, 1986.
41. Analysis Group, Inc. *The Effects of Poison Pills on Shareholders: A Re-Analysis of Georgeson's Sample*, Belmont, Mass., December 1988; Ryngaert, "The Effect of Poison Pill Securities on Shareholder Wealth"; Richard Wines, *Poison Pill Impact Study*, Georgeson & Co., New York, March 31, 1988; and Richard Wines, *Poison Pill Impact Study II*, Georgeson & Co., New York, October 31, 1988.
42. T. Boone Pickens, *Boone*, Houghton Mifflin, Boston, 1987, pp. 156–157. Anyone who doubts the exorbitant fees of corporate lawyers need only read the next paragraph, when Flom simply suggests, "Why don't you make a Dome-Conoco offer?": "It was a million dollar suggestion, and that's about what he billed us."
43. Stephen J. Adler and Laurie P. Cohen, "Even Lawyers Gasp over the Stiff Fees of Wachtell Lipton," *Wall Street Journal*, November 2, 1988, p. A1.
44. 500 A.2d 1346 (Del. 1985).
45. Reply brief of appellants, John A. Moran and the Dyson-Kissner-Moran Corporation, May 7, 1985, p. 5.
46. "In addition appellants contend that the deterrence of tender offers will be accomplished by what they label 'a fundamental transfer of power from the stockholders to the directors.' They contend that this transfer of power, in itself is unauthorized. The Rights Plan will result in no more of a structural change than any other defensive mechanism adopted by a board of directors" [*Moran v. Household*, 500 A.2d 1346, 1354 (1985)].
47. *Shamrock v. Polaroid*, 559 A.2d 257, 267 (Del. Ch. 1989); also see 559 A.2d 278 (Del. Ch. 1989).
48. 559 A.2d 257, 274 (Del. Ch. 1989).
49. Although the Poloroid ESOP mandated that the trustee vote the unallocated shares, in the same proportion as the allocated shares, the Department of Labor has said that ESOP trustees are fiduciaries, and the "decision whether to tender employer stock held by a plan with regard to a tender offer for the plan sponsor is a fiduciary act plan asset management." Thus, the trustee has sole voting authority for the unallocated shares, regardless of how the allocated shares are voted. See letter from Alan D. Lebowitz, Deputy Assistant Secretary for Program Operations, February 23, 1989 (the Polaroid letter).
50. Benjamin J. Stein, "A Saga of Shareholder Neglect: Whose Interests Was This Management Protecting?" *Barron's*, May 4, 1988, p. 9.
51. Complaint filed in *NL Industries v. Lockheed*, case 90-1950 RMT (Bx) in the United States District Court for the Central District of California.
52. Coopers & Lybrand, *Barriers to Takeovers in the European Community*, vol. 1, the Department for Enterprise, Her Majesty's Stationary Office, London, 1989, p. 15.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Colgate-Palmolive Company (CL)
Preliminary Shareholder Response to Company No Action Request
Poison Pill Vote
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Colgate-Palmolive Company (CL) no action request. It is believed that CL must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

2) [2 corresponds to the page number in the company no action request]
The company has the burden of proof yet uses generalizations such as "misleadingly" and "suggests."
2) The only ground claimed by the company is accurate text.

3) It is questionable whether the company bolsters company credibility and by claiming that a reference to a "1986 study" must be redundant to include "15 years ago."
3) Part-whole Fallacy:
The company claims that since text on one page of *Power and Accountability* (page 52) is purportedly not supportive, it is conclusive that no information in the entire book is supportive.
3) The company introduces the Supervalu and Star Banc staff views that support retaining investor text and thus raises the bar for the company burden of proof.

4) Conclusion based on fallacy:
The company needs to further explain why the company characterizes certain statements as "overly broad."
4) Without establishing the "overly broad" premise the company fallaciously moves on to an analogy with other proposals that are portrayed as "overly broad."
4) The company says, without support, that two sentences are "broad statements."
4) Then the company directly concludes that its unsupported claim of "broad statements" purportedly makes the text "false and misleading."

5) The company does not cite a precedent where a rule 14a-8 proposal, in which the proposal statement was unchallenged,was excludeddue to a challengeof supporting statement accuracy.
5) Paradoxically the company seems challengedto produce support to contest the accuracy of the 2002 proposal

In summary, there appear to be 11 above issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: CL
Nick Rossi

Source: Power and Accountability

1,000 Poison Pills

The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative.

In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power.

All the board has to do is refuse to redeem the pill over takeover bids, even if they are in the best interest of target shareholders.

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Colgate-Palmolive Company
Incoming letter dated January 4, 2002

The proposal requests that the board of directors of Colgate-Palmolive "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that Colgate-Palmolive may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the discussion that begins "Pills adversely affect . . ." and ends ". . . Robert Monks";
- recast the sentence that begins "A poison pill can insulate . . ." and ends ". . . expense of shareholders" as the proponent's opinion; and
- recast the sentence that begins "A poison pill is such . . ." and ends ". . . whether it is appropriate" as the proponent's opinion.

Accordingly, unless the proponent provides Colgate-Palmolive with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Colgate-Palmolive omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jonathan Ingram
Special Counsel